UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-13221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(k) STOCK PURCHASE PLAN

FOR EMPLOYEES OF CULLEN/FROST

BANKERS, INC. AND ITS AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULLEN/FROST BANKERS, INC.

100 W. Houston Street

San Antonio, TX 78205

Telephone Number: (210) 220-4011

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

Compensation and Benefits Committee of

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

We have audited the accompanying statements of net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Antonio, Texas

June 27, 2011

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets
Participant-directed investments, at fair value	$367,572,315	$303,958,171
Receivables:
Employer contributions	533,732	633,078
Participant contributions	488,015	424,297
Notes receivable from participants	12,217,958	11,989,046

Net assets available for benefits	$380,812,020	$317,004,592

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009
Additions:
Interest income on notes receivable from participants	$541,175	$657,773
Dividend income on investments	8,323,543	7,196,287
Net appreciation in fair value of investments	50,939,698	19,014,790
Contributions:
Employer - cash	1,435,533	4,049,256
Employer - company stock	8,235,419	5,650,172
Participant	13,519,167	13,445,905
Participant roll-overs	291,061	587,067

Total additions	83,285,596	50,601,250

Deductions:
Benefits paid to participants	19,358,696	16,153,142
Administrative fees	119,472	175,219

Total deductions	19,478,168	16,328,361

Net increase	63,807,428	34,272,889
Net assets available for benefits:
Beginning of year	317,004,592	282,731,703

End of year	$380,812,020	$317,004,592

See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

Notes to Financial Statements

December 31, 2010 and 2009

1. Significant Accounting Policies

Basis of Presentation. The accounting records of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the Plan) are maintained on the accrual basis of accounting. Benefits are recorded when paid.

New Accounting Standards. Accounting Standards Update No. 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.” ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in ASC 820 and requires additional fair value disclosures. ASU 2011-04 is effective for annual periods beginning after December 15, 2011, and is not expected to have a significant impact on the Plan’s financial statements.

ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans.” ASU No. 2010-25 requires participant loans to be reported as notes receivable in defined contribution plan financial statements rather than investments. Participant loans are measured at the unpaid principal balance plus accrued interest on the loan, rather than at fair value. ASU 2010-25 became effective for Plan’s financial statements as of December 31, 2010 and participant loans are reported separately as notes receivable from participants in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009.

ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures About Fair Value Measurements.” ASU 2010-06 requires expanded disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. ASU 2010-06 further clarifies that (i) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) company’s should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy will be required for the Plan beginning January 1, 2011. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits. The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective for the Plan on January 1, 2010.

Investments. The Plan’s investments are composed of common stock of Cullen/Frost Bankers, Inc. (CFBI), mutual funds and common/collective trusts. Investments in CFBI common stock and mutual funds are stated at fair value based on quoted market prices on the valuation date. Investments in common/collective trusts are valued at the net asset value of shares held by the Plan at year end. Changes in fair value and gains and losses on the sale of investment securities are reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Notes Receivable from Participants. Notes receivable from participants are reported at the unpaid principal balance plus accrued interest on the loan. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses. Certain administrative expenses of the Plan are paid by CFBI.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications. Certain items in prior financial statements have been reclassified to conform to the current presentation.

2. Description of the Plan

The following is a general description of the Plan. Participants should refer to the online summary of the plan for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and covers full-time employees who complete 90 consecutive days of service and part-time employees who complete 90 consecutive days of service and are scheduled to work more than 1,000 hours in a year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions and Investment Options. Participants may contribute an amount not less than 2% and not exceeding 50% of their compensation, limited by 401(k) regulations, and may direct investments of their accounts into various investment options offered by the Plan. Participants are able to invest their contributions in these funds in 1% increments. Participants must contribute to the Plan to receive a CFBI matching contribution. CFBI matches 100% of each participant’s contributions up to 6% of each participant’s annual compensation. The match is initially invested in the common stock of CFBI. Prior to June 1, 2009 the CFBI matching contribution was purchased in cash, thereafter, the CFBI matching contribution was purchased in CFBI stock. Each participant may elect to direct the investment of the matching contributions into other allowed investment options by electing to make investment transfers after such contributions are allocated to the participant’s account.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) CFBI’s contributions and (b) plan earnings and charged with applicable expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting. Participants are immediately vested in all contributions (both those made by the participant and by CFBI) plus actual earnings thereon.

Participant Loans and Withdrawals. Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000, reduced by the highest amount of any loan outstanding within the previous twelve months, or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through semimonthly payroll deductions. Subject to Internal Revenue Service (IRS) limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to pay for an immediate and heavy financial need.

Payment of Benefits. In the event of disability, retirement or death, a participant or the participant’s beneficiary will receive a lump-sum payment equal to the amount of the participant’s vested account in the Plan and all amounts that have been allocated to the participant’s plan account. In the event of termination of employment for any other reason, the participant is entitled to the vested portion of the participant’s account in the Plan and all vested amounts that have been allocated to the participant’s Plan account. Terminated participants are required to take a distribution upon reaching the age of 65. Active participants have the option at age 70 1/2 as to whether or not they wish to begin minimum required distributions.

Plan Termination. Although it has not expressed any present intent to do so, CFBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3. Income Tax Status

The Plan has received a determination letter from the IRS dated December 4, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to this determination by the IRS, however, the Plan administrator does not believe the amendments affect the Plan’s tax-qualified status. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

4. Investments

The following presents individual investments that represent 5% or more of the Plan’s net assets at year end:

	December 31,
	2010	2009
Cullen/Frost Bankers, Inc. common stock	$196,991,599	$168,104,996
AIM STIT Liquid Assets Fund	30,471,347	24,293,010

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2010 and 2009, as follows:

	2010	2009
Common/collective trusts	$2,474,172	$3,455,475
Mutual funds	11,441,260	16,207,771
Common stock	37,024,266	(648,456)

	$50,939,698	$19,014,790

5. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Accordingly, transactions conducted by the Trustee/custodian, Reliance Trust Company; the record keeper, The Hartford Retirement Services, LLC (“Hartford”), and CFBI and its Affiliates, qualify as party-in-interest transactions.

Plan assets are held and managed by the Trustee and the Plan administrator. The Trustee invests cash received, interest and dividend income as directed by the participants of the Plan. The Plan administrator also makes distributions to participants.

Certain administrative functions are performed by employees of CFBI or its Affiliates; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by CFBI.

6. Risks and Uncertainties

The Plan provides for various investments in common stock, mutual funds, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

7. Fair Value Measurements

FASB ASC Topic 820, “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under ASC Topic 820 are described below. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value, based on a quoted market price, of shares held by the Plan at year end. Common/collective trusts are valued at the net asset value of shares held by the Plan at year end.

Mutual funds and common/collective trusts include various equity, fixed-income and blended funds with varying investment strategies. The investment objective of equity funds is long-term capital appreciation with current income. The investment objective of fixed-income funds is to maximize investment return while preserving investment principal. The investment objective of common/collective trusts is total return through current income and capital appreciation. There are no redemption restrictions at the plan level for common/collective trusts.

These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table outlines the level within the fair value hierarchy, which the Fund’s investments are measured as of December 31, 2010 and 2009:

	Level 1	Level 2	Level 3	Total

December 31, 2010
Common stock	$196,991,599	$—	$—	$196,991,599
Mutual funds:
Equity Funds:
Foreign large blend	16,531,267	—	—	16,531,267
Large growth	23,765,478	—	—	23,765,478
Large value	15,208,207	—	—	15,208,207
Mid-cap growth	11,551,303	—	—	11,551,303
Mid-cap value	9,212,398	—	—	9,212,398
Moderate allocation	12,024,753	—	—	12,024,753
Real estate	2,673,708	—	—	2,673,708
Small value	1,525,076	—	—	1,525,076
Fixed Income:
Inflation protected bond	4,423,096	—	—	4,423,096
Intermediate term bond	11,339,059	—	—	11,339,059
Short term bond	7,359,905	—	—	7,359,905
Money Market Funds	33,353,247	—	—	33,353,247
Common/collective trusts:
Asset allocation	—	13,268,085	—	13,268,085
Domestic equity	—	8,345,134	—	8,345,134

	$345,959,096	$21,613,219	$—	$367,572,315

	Level 1	Level 2	Level 3	Total

December 31, 2009
Common stock	$168,104,996	$—	$—	$168,104,996
Mutual funds:
Equity Funds:
Foreign large blend	13,548,817	—	—	13,548,817
Large growth	19,885,049	—	—	19,885,049
Large value	11,619,049	—	—	11,619,049
Mid-cap growth	10,874,157	—	—	10,874,157
Mid-cap value	6,008,347	—	—	6,008,347
Moderate allocation	7,017,860	—	—	7,017,860
Multi-cap growth	1,387,160	—	—	1,387,160
Real estate	1,440,501	—	—	1,440,501
Small value	603,671	—	—	603,671
Fixed Income:
Inflation protected bond	3,702,820	—	—	3,702,820
Intermediate term bond	9,320,081	—	—	9,320,081
Short term bond	5,570,177	—	—	5,570,177
Money Market Funds	26,986,842	—	—	26,986,842
Common/collective trusts:
Asset allocation	—	9,941,387	—	9,941,387
Domestic equity	—	7,947,257	—	7,947,257

	$286,069,527	$17,888,644	$—	$303,958,171

Supplemental Schedule

The 401(k) Stock Purchase Plan for Employees of

Cullen/Frost Bankers, Inc. and Its Affiliates

EIN: 74-1751768 Plan No.: 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Date	Current Value

Common Stock
*Cullen/Frost Bankers, Inc.	3,225,428 shares	$196,991,599

Common Collective Trusts
Invesco 500 Index Trust	227,574 shares	8,345,134
MFS Conservative Asset Allocation Fund	199,643 shares	2,501,521
MFS Growth Allocation Fund	279,380 shares	3,861,031
MFS Moderate Allocation Fund	517,656 shares	6,905,533

		21,613,219
Mutual Funds
AIM STIT Liquid Assets Fund	30,471,347 shares	30,471,347
AIM STIT Treasury Fund	2,881,900 shares	2,881,900
American Funds AMCAP Fund	493,989 shares	9,301,808
American Balanced Fund	518,281 shares	9,292,786
Goldman Sachs Mid Cap Value Fund	256,613 shares	9,212,398
Invesco Real Estate Fund	124,648 shares	2,673,708
MFS Value Fund	295,740 shares	6,728,079
PIMCO Real Return Fund	389,357 shares	4,423,096
T Rowe Price Mid Cap Growth Adv Fund	85,883 shares	4,935,678
Victory Small Company Opportunity Funds	50,734 shares	1,525,076
*Frost Core Growth Equity Fund	1,491,100 shares	14,463,670
*Frost Dividend Value Equity Fund	469,880 shares	4,332,292
*Frost Small Cap Equity Fund	713,660 shares	6,615,625
*Frost International Equity Fund	1,855,361 shares	16,531,267
*Frost Kemper Multi Cap Deep Value Fund	469,744 shares	4,147,836
*Frost Low Duration Bond Fund	698,946 shares	7,359,905
*Frost Strategic Balanced Fund	266,014 shares	2,731,967
*Frost Total Return Bond Fund	1,085,077 shares	11,339,059

		148,967,497

Total Investments		$367,572,315

*Participant Loans	Interest rates ranging from 3.25% to 8.75%; varying maturity dates	12,217,958

*	Denotes party-in-interest

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Date: June 27, 2011	By:	/s/ Emily Skillman
Plan Administrator, Plan Chief Executive
Officer and Plan Chief Financial Officer
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification